Exhibit 21.1

SYNOVIS LIFE TECHNOLOGIES, INC.
LIST OF SUBSIDIARIES OF THE COMPANY
FOR THE YEAR ENDED OCTOBER 31, 2011

Name of Subsidiary	Jurisdiction/State of Incorporation

(1) Synovis Micro Companies Alliance, Inc.	Minnesota

(2) Synovis Orthopedic & Woundcare, Inc.	Minnesota

(3) Synovis Interventional Solutions, Inc.	Minnesota

(4) Bio-Vascular B.V., Breda	Netherlands

(5) Synovis Caribe, Inc.	Puerto Rico